                                  SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*

                                  LODGIAN, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share

               Series A Preferred Stock, $.01 Par Value Per Share
               --------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 54021P 20 5
                          Preferred Stock: 54021P 30 4
                          ----------------------------
                                 (CUSIP Number)

                                  John B. Frank
                           Principal & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                  (213)830-6300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 16, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  Common Stock:  54021P 20 5
            Preferred Stock:  54021P 30 4                           Page 2 of 10

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
       Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP (See Instructions)                             (a)      [ ]
                                                                 (b)      [x]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
       TO ITEMS 2 (d) or 2 (e)                     [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       California
--------------------------------------------------------------------------------
                7.         SOLE VOTING POWER
 NUMBER OF                 1,664,752 COMMON STOCK
  SHARES                   1,590,275 PREFERRED STOCK
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8.         SHARED VOTING POWER
   EACH                    NONE
 REPORTING      ----------------------------------------------------------------
PERSON WITH     9.         SOLE DISPOSITIVE POWER
                           1,664,752  COMMON STOCK
                           1,590,275  PREFERRED STOCK
                ----------------------------------------------------------------
                10.        SHARED DISPOSITIVE POWER
                           NONE
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,664,752  COMMON STOCK
       1,590,275  PREFERRED STOCK
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)           [x]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.78% COMMON STOCK(1)
       31.81% PREFERRED STOCK(2)
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (See Instructions)
       IA, OO
--------------------------------------------------------------------------------

(1) Based on a total of 7,000,000 shares of Common Stock initially issuable pursuant to the Issuer's First Amended Joint Plan of Reorganization (the "Chapter 11 Plan"), which became effective November 25,2002. See
         Item 6 of the Initial Schedule 13D (as defined below).

(2) Based on a total of 5,000,000 shares of Preferred Stock initially issuable pursuant to the Issuer's Chapter 11 Plan.

CUSIP No.:  Common Stock:  54021P 20 5
            Preferred Stock:  54021P 30 4                           Page 3 of 10

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

       OCM Real Estate Opportunities Fund II, L.P.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP (See Instructions)                (a)        [ ]
                                                    (b)        |x|
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2 (d) or 2 (e)                     |  |

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                      7.         SOLE VOTING POWER
  NUMBER OF                      1,578,611 COMMON STOCK
   SHARES                        1,332,364 PREFERRED STOCK
 BENEFICIALLY         ----------------------------------------------------------
  OWNED BY            8.         SHARED VOTING POWER
    EACH                         NONE
 REPORTING            ----------------------------------------------------------
 PERSON WITH          9.         SOLE DISPOSITIVE POWER
                                 1,578,611 COMMON STOCK
                                 1,332,364 PREFERRED STOCK
                      ----------------------------------------------------------
                      10.        SHARED DISPOSITIVE POWER
                                 NONE
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,578,611 COMMON STOCK
       1,332,364 PREFERRED STOCK
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)           [x]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.55% COMMON STOCK(3)
       26.65% PREFERRED STOCK(4)
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

(3) Based on a total of 7,000,000 shares of Common Stock initially issuable pursuant to the Issuer's Chapter 11 Plan.

(4) Based on a total of 5,000,000 shares of Preferred Stock initially issuable pursuant to the Issuer's Chapter 11 Plan.

         This Amendment No.1 to Statement on Schedule 13D (the "Amendment") amends the Statement on Schedule 13D filed jointly by the Reporting Persons (as defined below) on December 5, 2002 (the "Initial Schedule 13D"). This Amendment is filed to reflect an increase in the number of shares of Preferred Stock (as defined below) beneficially owned by Oaktree (as defined below), one of the Reporting Persons, as a result of the transactions described in Item 3 below.

ITEM 1. SECURITY AND ISSUER.

         This Amendment relates to the Preferred Stock, $.01 par value per share (the "Preferred Stock") and Common Stock, $.01 par value per share (the "Common Stock") of Lodgian, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is Lodgian, Inc, 3445 Peachtree Road, Suite 700, Atlanta, GA 30326.

ITEM 2. IDENTITY AND BACKGROUND.

         This Amendment is being filed on behalf of:

         (i) Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Oaktree"), in its capacity as (a) the general partner of Fund II (as defined below), (b) the managing member of OCM Real Estate Opportunities Fund III GP, LLC ("Fund III GP"), which is the general partner of OCM Real Estate Opportunities Fund III, L.P., a Delaware limited partnership ("Fund III"), and OCM Real Estate Opportunities Fund IIIA, L.P., a Delaware limited partnership ("Fund IIIA" and together with Fund III and Fund II, the "Oaktree Funds"), and (c) the investment manager of a third party separate account (the "Separate Account").

         (ii) OCM Real Estate Opportunities Fund II, L.P., a Delaware limited partnership ("Fund II" and together with Oaktree, the "Reporting Persons").

         This Amendment relates to shares of Preferred Stock and Common Stock held by the Oaktree Funds and the Separate Account.

         The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. Fund II, Fund III and Fund IIIA are limited partnerships which generally invest in real estate and real estate-related securities and obligations. The Separate Account invests in securities and obligations similar to those in which the Oaktree Funds invest. Oaktree may be deemed to beneficially own the Shares held by the Oaktree Funds and the Separate Account. None of Fund III, Fund IIIA or the Separate Account beneficially own more than 5% of the Common Stock or 5% of the Preferred Stock.

                               Page 4 of 10 Pages

         The address of the principal business and principal office for Oaktree and Fund II is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Current information concerning the identity and background of the executive officers and members of Oaktree is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

         During the past five years, the Reporting Persons have not and, to the best of their knowledge, no other person identified in response to this Item 2 has, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 16, 2003, Fund III acquired 179,650 shares of Preferred Stock and Fund IIIA acquired 5,557 shares of Preferred Stock. In each case, the shares were acquired in open market purchases at a purchase price per share of $17.50. The respective purchases by Fund III and Fund IIIA were funded through the working capital of Fund III and Fund IIIA, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

         The shares of Preferred Stock were acquired for investment purposes subject to the next paragraph.

         Oaktree, as the managing member of Fund III GP, the general partner of Fund III and Fund IIIA, continuously evaluates the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Preferred Stock or Common Stock will be acquired by the Oaktree Funds or by other accounts and funds of which Oaktree is the general partner and/or investment manager or whether the Oaktree Funds or any such other accounts or funds will dispose of shares of Preferred Stock or Common Stock. At any time, additional shares of Preferred Stock or Common Stock may be acquired or some or all of the shares of Preferred Stock or Common Stock beneficially owned by Oaktree, the Oaktree Funds and/or the Separate Account may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, neither Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each

                               Page 5 of 10 Pages

Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

         Russel S. Bernard, a Principal of Oaktree, serves on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Bernard may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Sean Armstrong, a Managing Director of Oaktree, serves on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Armstrong may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The filing of this Amendment shall not be construed as an admission that either Reporting Person or any of its respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of
Section 13(d) or Section 13 (g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Amendment. In addition, the filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Amendment for any purposes other than Section 13 (d) or Section 13 (g) of the Securities Act of 1934.

(a) Fund II beneficially owns 1,578,611 shares of Common Stock (approximately 22.55% of the total number of shares of Common Stock outstanding) and 1,332,364 shares of Preferred Stock (approximately 26.65% of the total number of shares of Preferred Stock outstanding).

         Oaktree, in its capacity as (i) the general partner of Fund II, (ii) the managing member of Fund III GP, the general partner of Fund III and Fund IIIA, and (iii) the investment manager of the Separate Account, may be deemed to be the beneficial owner of 1,664,752 shares of Common Stock (approximately 23.78% of the total number of shares of Common Stock outstanding) and 1,590,275 shares of Preferred Stock (approximately 31.81% of the total number of shares of Preferred Stock outstanding). This number consists of (w) the shares of Common Stock and Preferred Stock held by Fund II as set forth in (a) above, (x) 179,650 shares of Preferred Stock held by Fund III, (y) 5,557 shares of Preferred Stock held by Fund IIIA and (z) 86,141 shares of Common Stock and 72,704 shares of Preferred Stock held by the Separate Account.

(b) Oaktree has discretionary authority and control over all of the assets of the Oaktree Funds and the Separate Account pursuant to its status as
         (i) the general partner of Fund II, (ii) the managing member of Fund III GP, the general partner of Fund III and Fund IIIA, and (iii) the investment manager of the Separate Account, including the power to vote and dispose of the shares of Preferred Stock and Common Stock held by the Oaktree Funds and the Separate Account. Therefore, Oaktree may be deemed to have sole power to direct the voting and disposition of 1,664,752 shares of Common Stock and 1,590,275 shares of Preferred Stock.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected or caused to be effected any transactions with respect to shares of Preferred Stock or Common Stock in the 60 days prior to the date hereof.

(d) The client of the Separate Account, the partners of the Oaktree Funds and the members of Oaktree have the right to receive and, subject to the terms and provisions of such advisory and partnership arrangements, the power to direct the receipt of dividends from and the proceeds of the sale of, the shares of Preferred Stock and Common Stock beneficially owned by Oaktree.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 6 of the Initial Schedule 13D. In addition, as the investment manager of Fund III and Fund IIIA, Oaktree receives a management fee for managing the assets of Fund III and Fund IIIA and, as the managing member of Fund III GP, the general partner of Fund III and Fund IIIA, Oaktree has an indirect carried interest in Fund III and Fund IIIA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         See Item 7 to the Initial Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  June 25, 2003

                                 OAKTREE CAPITAL MANAGEMENT, LLC.

                                 By:/s/Marc Porosoff

                                 ----------------------------------------
                                 Name:    Marc Porosoff
                                 Title:   Senior Vice President, Legal


                                 OCM REAL ESTATE OPPORTUNITIES FUND II, L.P.

                                 By:  Oaktree Capital Management, LLC,
                                 its general partner

                                 By:/s/Marc Porosoff

                                 ----------------------------------------
                                 Name:    Marc Porosoff
                                 Title:   Senior Vice President, Legal

                                     ANNEX A

        Executive Officers and Members of Oaktree Capital Management, LLC

           Name/Citizenship          Principal Occupation                                                  Business Address
           ----------------          --------------------                                                  ----------------
Howard S. Marks                 Chairman and Principal                                         Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

Bruce A. Karsh                  President and Principal                                        Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

Sheldon M. Stone                Principal                                                      Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

D. Richard Masson               Principal                                                      Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

Larry W. Keele                  Principal                                                      Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

Russel S. Bernard               Principal                                                      Oaktree Capital Management, LLC
(United States)                                                                                1301 Avenue of the Americas
                                                                                               34th Floor
                                                                                               New York, NY 10019

Stephen A. Kaplan               Principal                                                      Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

David Kirchheimer               Principal and Chief Financial and Administrative Officer       Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

Kevin L. Clayton                Principal                                                      Oaktree Capital Management, LLC
(United States)                                                                                1301 Avenue of the Americas
                                                                                               34th Floor
                                                                                               New York, NY 10019

John W. Moon                    Principal                                                      Oaktree Capital Management, LLC
(United States)                                                                                1301 Avenue of the Americas
                                                                                               34th Floor
                                                                                               New York, NY 10019

John B. Frank                   Principal and General Counsel                                  Oaktree Capital Management, LLC
(United States)                                                                                333 South Grand Avenue
                                                                                               28th Floor
                                                                                               Los Angeles, CA 90071

Marc Porosoff                   Senior Vice President, Legal                                   Oaktree Capital Management, LLC
(United States)                                                                                1301 Avenue of the Americas
                                                                                               34th Floor
                                                                                               New York, NY 10019

To the best of each Reporting Person's knowledge, none of the above persons hold any Shares.